EXHIBIT 99.1

March 10, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

> Re: Parkway Properties, Inc.
>   Annual Report on Form 10-K
>   <u>For the Annual Period ended December 31, 2002</u>

Ladies and Gentlemen:

    Transmitted herewith are written statements pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 to accompany the above-captioned periodic report.

                                        Very truly yours,

                                        PARKWAY PROPERTIES, INC.

                                        By: /s/ Regina P. Shows
                                             Regina P. Shows
                                             Chief Accounting Officer